Form 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated: January 25th, 2006
ALTANA Aktiengesellschaft
(Translation of Registrant’s name into English)
Am Pilgerrain 15
D-61352 Bad Homburg v. d. Höhe
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-

     This Report on Form 6-K is hereby incorporated by reference into the Registrant’s Registration Statements on Form S-8, dated September 13, 2002 (File No. 333-99485), dated September 24, 2003 (File No. 333-109074), dated September 24, 2004 (File No. 333-119240), and dated September 26, 2005 (File No. 333-128583).
     This Report on Form 6-K contains:
•	Press Release of January 25th, 2006

•	SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALTANA Aktiengesellschaft

Dated: January 25th, 2006	By:	/s/Hermann Küllmer

		Name:	Dr. Hermann Küllmer
		Title:	Chief Financial Officer and Member of the Management Board

	By:	/s/ Rudolf Pietzke

		Name:	Dr. Rudolf Pietzke
		Title:	General Counsel

Press Release	ALTANA AG

P.O. Box 1244
61282 Bad Homburg v.d.H.
Herbert-Quandt-Haus
Corporate Communications
Am Pilgerrain 15
61352 Bad Homburg v.d.H.
Germany
P +49 (0) 6172 1712-160
F +49 (0) 6172 1712-158
pr@altana.de
www.altana.com
ALTANA AG: 10th record year in succession
•	Double-digit growth in sales and earnings

•	10th dividend increase planned

•	Excellent starting base for the strategic future development of ALTANA’s divisions
(Note: All figures mentioned in this press release are provisional and unaudited.)
Bad Homburg, January 25, 2006 — ALTANA AG (NYSE: AAA; FSE: ALT) passed the €3 billion sales mark in the 2005 business year for the first time, and consolidated sales rose by 10% to €3.3 billion. Adjusted for exchange rate, divestment and acquisition effects, ALTANA achieved an operating sales growth of 8%.
“With its tenth record year in succession ALTANA further continued its impressive success story. The extraordinary dynamic development with a substantial double-digit growth in earnings of ALTANA Pharma on the one hand and the sustained high operating earnings level of ALTANA Chemie on the other are an excellent starting base for the strategic future development of the ALTANA Group”, explained Dr. Nikolaus Schweickart, President and CEO of ALTANA AG.
Sales growth in all regions
At €2.7 billion, international business accounts for 82% of total sales. This is an increase of 9% on the prior year. Sales growth differs significantly by region: In the European markets outside Germany, ALTANA achieved sales of €1,092 million, an increase of 8%. The development of the domestic business was satisfying: In Germany, ALTANA achieved sales of €580 million, 18% up on the prior year. In North America, ALTANA reported sales of €927 million, 5% up on the prior year. Also due to exchange rate effects, sales in Latin America grew by 18% to €328 million. Sales in Asia grew by 14% to €285 million.
Increased investment and R&D expenses
In 2005, ALTANA’s capital expenditure on property, plant and equipment and on intangible assets totaled €244 million. ALTANA’s total R&D expenses amounted to €466 million, the larger part of which (€419 million) was attributable to ALTANA Pharma. ALTANA Chemie invested €47 million in the development of new products. ALTANA Pharma invested 20% of therapeutics sales in research; the research ratio of ALTANA Chemie was 5%. On an international comparison, these ratios rank among the highest and are proof of both divisions’ strong orientation towards innovation.
New jobs
As of December 31, 2005, ALTANA employed about 13,300 people worldwide, which is equivalent to an increase of 23%. This increase is mainly due to the acquisition of the ECKART group in the Chemicals division. Even without acquisitions, the number of employees rose by 2% in Germany and by 6% abroad on a Group level. Of the total workforce about 6,350 have been employed in Germany, and about 6,950 abroad. Over the last ten years (1995 — 2005), the number of employees rose from 7,136 to more than 13,000. Further jobs will be added during the current year.

ALTANA Pharma with double-digit growth rates
ALTANA Pharma AG, Constance, achieved sales of almost €2.4 billion in 2005, corresponding to an increase of 12%. Adjusted for exchange rate effects, operating sales climbed by 10%. International business grew by 11% to reach €1.9 billion.
Domestic sales developed with an especially dynamic pace: they amounted to €439 million, 18% up on the prior year. Sales in the European markets outside Germany also increased significantly by 15% to €780 million. With €770 million the North American region achieved an increase of 3%. Latin America reported an increase of 19% to €279 million. International business accounted for 81% of total sales.
ALTANA Pharma further expanded its strategic core business, Therapeutics, achieving sales of €2.1 billion with prescription drugs. In 2005, the main sales driver Pantoprazole (Pantozol®/Protonix®), a drug for the treatment of acid-induced gastrointestinal diseases, again achieved double-digit growth in worldwide market sales, all sales partners included: they rose to €2.8 billion, an increase of 12%. ALTANA’s own sales of Pantoprazole climbed to almost €1.4 billion, also up 12% on the prior year’s figure.
Alvesco®, the inhaled corticosteroid with novel release and distribution properties resulting in lung-targeted anti-inflammatory effects, achieved sales of €8 million. In 2005, the drug was first launched in the U.K., which served as a reference country for the European approval process. Alvesco® has already been approved in 34 countries; it is now in the market in 15 countries. Further market launches are planned during the current year.
ALTANA Chemie achieves focused growth prospects
ALTANA Chemie AG, Wesel, managed an increase in sales to €907 million in 2005, a rise of 6% on the prior year. This development was influenced by targeted divestments and acquisitions. Adjusted for exchange rate and divestment as well as acquisition effects, operating growth was 3%.
At €141 million, domestic sales were up 18% on the prior year — mainly due to acquisitions. Foreign sales rose by 4% to reach €766 million. Regional growth rates are heavily influenced by portfolio adjustments: In Europe (excluding Germany), the effects from the divestments in the Coatings & Sealants division are stronger than the effects from the acquisition of ECKART, so that sales are down 7% on the prior year to €312 million. In the other regions acquisitions had positive effects: In North America sales grew by 20% to reach almost €157 million; in Asia by 10% to €214 million; and in the other regions by 13% to €83 million. International business accounted for 84% of total sales.
With €364 million, the largest sales driver was the Additives & Instruments division (+4%), followed by the Electrical Insulation division with €293 million (+1%). With €175 million, sales in the Coatings & Sealants division were down by 19% on the prior year’s figure, mainly due to divestments. Adjusted for acquisition and divestment effects, the Coatings & Sealants division achieved a growth of 5%. The Effect Pigments division (ECKART Group), which has been consolidated since October 1, 2005, contributed €75 million to total sales.
ALTANA Chemie’s purchase of the ECKART Group in 2005 represented the largest acquisition in the ALTANA Group’s history to date. Within the framework of the strategic realignment of its Coatings & Sealants division, ALTANA Chemie concluded the divestment of activities in the non-strategic industrial coatings area; in October, the company acquired Kelstar, a leading manufacturer of overprint coatings for paper and cardboard packaging. Hence, ALTANA Chemie has taken the first important step to expand its activities in the area of flexible packaging. With its divestments and acquisitions, ALTANA Chemie has focused its product portfolio on internationally high-ranking specialty businesses and has created an excellent basis for the company’s future growth.
Significant growth in earnings and dividend increase
ALTANA will achieve a double-digit growth in earnings before taxes (EBT) for 2005 as a whole. An earnings volume of about €680 million is anticipated. At a level of about 21%, the expected return on sales (EBT) of the Group should again be substantially above the market average. The same holds true for the anticipated operating returns (EBITDA) of both divisions: ALTANA Pharma about 29%, ALTANA Chemie about 18%.

“As in previous years, our shareholders will fully participate in the positive earnings development. We therefore intend to propose another double-digit dividend increase at the Annual General Meeting, the tenth in succession. For the first time, the total dividend payment will be higher than the nominal capital of €140 million — significantly higher”, stated Dr. Nikolaus Schweickart.
Outlook 2006 ALTANA’s dynamic business trend will further continue in 2006. Investments in the future growth of ALTANA — in the form of capital expenditure as well as research and development expenses — will be maintained at high levels. The strategic future development of the ALTANA Group will be in the focus in 2006. In order to achieve this, we announced to take two elementary steps: to open ALTANA Pharma for a strategic partner — here we are evaluating all options —, and to prepare the independent operation of ALTANA Chemie as a listed company on the stock exchange.

Key figures 2005

ALTANA Group	20051)	2004		Change
				in %
Sales (in € million)	3,272	2,963		+10

Germany	580	491		+18
Abroad	2,692	2,472		+9

ALTANA Pharma	2,365	2,109		+12
ALTANA Chemie	907	854		+6

Number of employees (Dec. 31)	13,276	10,783		+23

Germany	6,341	4,958		+28
Abroad	6,935	5,825		+19

ALTANA Pharma	8,832	8,200		+8
ALTANA Chemie	4,384	2,521		+74

Capital expenditure (property, plant, equipment and intangible assets, in € million)	244	226		+8
thereof property, plant and equipment	153	183		-17
intangible assets	91	43		+112

ALTANA Pharma	201	165		+21
ALTANA Chemie	42	60		-29

R&D expenses (in € million)	466	448	2)	+4

ALTANA Pharma	419	410		+2
ALTANA Chemie	47	38		+24
1) Provisional data
2) After adjustment according to IFRS 2 “Share-based payments”
Dates
ALTANA will report in detail on the earnings development and the 2005 annual financial statements at the press conference and the analyst meeting on March 16, 2006, in Bad Homburg.
The first quarter results will be published on April 27, 2006, combined with a conference call.
The ALTANA Annual General Meeting will take place on May 2, 2006, at the CongressCenter Messe Frankfurt.

This press release contains forward-looking statements, i.e., current estimates or expectations of future events or future results. The forward-looking statements appearing in this press release include unaudited revenues and results for the year 2005 and projections for an increase in dividends, for a continuing dynamic business trend, for maintained investments in the future growth, plans for further market launches of Alvesco® and statements regarding the future strategic development of the ALTANA Group. These statements are based on beliefs of ALTANA’s management as well as assumptions made by and information currently available to ALTANA. Many factors that ALTANA is unable to predict with accuracy could cause ALTANA’s actual results, performance or achievements to be materially different from those that may be expressed or implied by such forward-looking statements. These factors include the exchange rate of the Euro to foreign currencies, ALTANA’s ability to develop and launch new and innovative pharmaceutical and chemical products, regulatory decisions of the competent authorities, price regulations for pharmaceuticals and budgeting decisions of local governments and health care providers, the level of ALTANA’s investment in pharmaceuticals related R&D, the sales and marketing methods used by ALTANA to distribute its pharmaceuticals, the composition of ALTANA’s pharmaceuticals portfolio, ALTANA’s ability to maintain close ties with its chemicals customers, the business cycles experienced by ALTANA’s chemicals customers and the prices of the raw materials used in ALTANA’s chemicals business. Furthermore, they include the possibility to make acquisitions, to acquire product rights and to find an appropriate strategic partner for the pharmaceutical division.
Forward-looking statements speak only as of the date they are made. ALTANA does not intend, and does not assume any obligation, to update forward-looking statements to reflect facts, circumstances or events that have occurred or changed after such statements have been made.
This press release is also available on the Internet at www.altana.com.
For inquiries please contact:
Dr. Thomas Gauly
Head of Corporate Communications &
Investor Relations
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